UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 11 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐        No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐        No ☒

PagSeguro Reports Fourth Quarter and Full Year Results
4Q20 Total Payment Volume up 61.2% compared to 4Q19.
4Q20 Total Revenue and Income up 32.6% compared to 4Q19.
São Paulo, February 25, 2021 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its fourth quarter and full year results for the periods ended December 31, 2020. Our consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Fourth Quarter 2020 Financial & Operational Highlights:
•R$55.2 billion in total payment volume (“TPV”), up 61.2% compared to 4Q19;
•7.0 million active merchants, growth of 0.8 million in 4Q20 and 1.8 million in the last twelve months;
•7.9 million active PagBank users2, growth of 1.2 million in 4Q20 and 5.2 million in the last twelve months;
•R$726.2 million in Adjusted EBITDA3, up 24.2% compared to 4Q19;
•R$430.0 million in non-GAAP Net Income, up 4.5% compared to 4Q19;
•R$375.6 million in Net Income, down 4.2% compared to 4Q19; and
•Total Revenue and Income of R$2,088.5 million, up 32.6% compared to 4Q19.
Full Year 2020 Financial & Operational Highlights:
•R$161.5 billion in TPV, up 40.7% compared to 2019;
•R$2,237.7 million in Adjusted EBITDA3, up 8.1% compared to 2019;
•R$1,434.3 million in non-GAAP Net Income, down 2.4% compared to 2019;
•R$1,292.3 million in Net Income, down 5.5% compared to 2019; and
•Total Revenue and Income of R$6,814.7 million, up 19.4% compared to 2019.

4Q20 and Full Year Earnings Release	2

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2020	2019	Var.%	2020	2019	Var.%

TPV	55,231.4	34,271.5	61.2%	161,544,3	114,820.6	40.7%
Active Merchants (last 12 months) - (millions)	7.0	5.2	34.6%	7.0	5.2	34.6%
Total Net Revenue	2,088.5	1,574.9	32.6%	6,814.7	5.707,2	19.4%
Net Income	375.6	391.9	(4.2)%	1,292.3	1,367.0	(5.5)%
Net Margin (%)	18.0%	24.9%	(6.9)pp	19.0%	24.1%	(5.1)pp
Basic earnings per common share (EPS)[1] - (R$)	1.1405	1.1934		3.9225	4.1613
Diluted earnings per common share (EPS) - (R$)	1.1387	1.1895		3.9163	4.1475

	At and for the Three Months Ended December 31,			At and for the Year Ended December 31,
Non-GAAP Main Financial Indicators (R$ millions, except otherwise indicated)	2020	2019	Var.%	2020	2019	Var.%

Non-GAAP Total Net Revenue	2,088.5	1,574.9	32.6%	6,814.7	5,707.2	19.4%
Non-GAAP Net Income	430.0	411.6	4.5%	1,434.4	1,470.1	(2.4)%
Adjusted EBITDA	726.2	584.7	24.2%	2,237.7	2,070.7	8.1%
Non-GAAP Net Margin (%)	20.6%	26.1%	(5.5)pp	21.0%	25.8%	(4.8)pp
Non-GAAP Basic earnings per common share (EPS)[1] - (R$)	1.3057	1.2534		4.3539	4.4754
Non-GAAP Diluted earnings per common share (EPS) - (R$)	1.3036	1.2492		4.3470	4.4606

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see pages 20 and 21 of this earnings release.
1.	Weighted average number of common shares of 328.2 million on December 31, 2019 and 329.3 million on December 31, 2020.
2.	Active PagBank users are active merchants using one additional PagBank digital account feature / service beyond acquiring and PagBank consumers with at least one transaction in the last twelve months.
3.	Adjusted EBITDA = Net income - Income and social contribution + Depreciation and amortization - Other Financial income + Non-GAAP Total expenses adjustments.

4Q20 and Full Year Earnings Release	3

I - Statement of Income
Non-GAAP disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Our non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
Stock-based compensation expenses and related employer payroll taxes: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
M&A expenses: This consists of expenses for mergers & acquisitions (“M&A”) transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Income tax and social contribution on non-GAAP adjustment: This represents the income tax effect related to the non-GAAP adjustments mentioned above.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release under the following headings: “Reconciliation of Expenses to non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to non-GAAP Net Income,” “Reconciliation of Net Income to Adjusted EBITDA,” “Reconciliation of Basic and diluted EPS to non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to non-GAAP Measures.”

4Q20 and Full Year Earnings Release	4

Total revenue and income
Our Total revenue and income amounted to R$2,088.5 million in the three months ended December 31, 2020, an increase of 32.6% from R$1,574.9 million in the three months ended December 31, 2019. This increase was primarily due to an increase in our TPV and will be detailed in each revenue and income lines described below.
Revenue from transaction activities and other services
Our Revenue from transaction activities and other services in the three months ended December 31, 2020 amounted to R$1,473.5 million, an increase of R$488.7 million, or 49.6%, from R$984.8 million in the three months ended December 31, 2019, because of the factors described below.
Our Gross revenue from transaction activities and other services in the three months ended December 31, 2020 amounted to R$1,649.7 million, an increase of R$535.7 million, or 48.1%, from R$1,114.0 million in the three months ended December 31, 2019. This increase was principally due to an increase of 34.6% in our active merchant base and an increase of 61.2% in our TPV. In addition, in the three months ended December 31, 2020, we recognized R$54.2 million in membership fees.
Our Gross revenue from transaction activities and other services during the three months ended December 31, 2020 increased by a lower percentage than the growth of our TPV, which increased to R$55.2 billion from R$34.3 billion in the three months ended December 31, 2019. This difference in the growth rate was driven by the mix of debit and credit card payments, in which debit card payments represented a higher share of our processed payments versus credit card payments combined with a lower percentage of credit card transactions made in installments in the three months ended December 31, 2020 compared to the three months ended December 31, 2019. These trends are mainly explained by consumer behavior during the period, reflecting (i) a reduction in credit limits from issuing banks; (ii) a slowdown in consumption activities made in installments, in part resulting from the COVID-19 pandemic, which affected sectors of the economy involving significant purchases in installments, such as general merchandise retailers (e.g., apparel, white goods and electronics), and (iii) the prevalence of the “coronavoucher,” representing financial assistance from the Brazilian government for economically vulnerable people, providing them with cash that was used mainly in debit card transactions.
Our Deductions from gross revenue from transaction activities and other services, which consist principally of taxes, amounted to R$176.2 million in the three months ended December 31, 2020, or 10.7% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended December 31, 2019, Deductions from gross revenue from transaction activities and other services totaled R$129.2 million, or 11.6% of our Gross revenue from transaction activities and other services for the quarter. The R$47.0 million, or 36.4%, increase in these Deductions is directly related to our higher TPV, and the decrease in the percentage that such Deductions represent in relation to our gross revenue is due to our new revenue initiatives that result in lower tax deductions. Additionally, in the three-month period ended December 31, 2020, R$5.0 million of these Deductions correspond to membership fee taxes.

4Q20 and Full Year Earnings Release	5

Financial income
Our Financial income, which represents the discount fees we withhold from credit card transactions in installments for the early payment of accounts receivable, amounted to R$611.1 million in the three months ended December 31, 2020, an increase of R$46.1 million, or 8.2%, from R$565.0 million in the three months ended December 31, 2019. The increase in Financial income was driven by higher TPV, on the one hand, and fewer credit card transactions in installments and higher debit card transactions, on the other hand, in the three months ended December 31, 2020.
Other financial income
Our Other financial income amounted to R$3.9 million in the three months ended December 31, 2020, a decrease of R$21.2 million, or 84.5%, from R$25.1 million in the three months ended December 31, 2019. This decrease was mainly related to the reduction of Brazilian basic interest rate (SELIC) and the decrease in our level of financial investments.
Expenses
Our total expenses amounted to R$1,574.6 million in the three months ended December 31, 2020, an increase of R$533.6 million, or 51.3%, from R$1,041.0 million in the three months ended December 31, 2019.
As a percentage of our Total revenue and income, our total expenses in the three months ended December 31, 2020 increased by 9.3 percentage points, to 75.4% in the three months ended December 31, 2020 from 66.1% in the three months ended December 31, 2019.
Our non-GAAP total expenses amounted to R$1,492.2 million in the three months ended December 31, 2020, an increase of R$481.0 million, or 47.6%, from R$1,011.2 million in the three months ended December 31, 2019.

Reconciliation of Expenses to non-GAAP Expenses (R$ millions):	For the three months ended December 31, 2020	For the three months ended December 31, 2019	Var.%

Expenses	(1,574.6)	(1,041.0)	51.3%
(-) Share-based long-term incentive plan (LTIP) [1]	74.2	29.8	149.0%
(-) M&A expenses [2]	8.2	—	100.0%
Non-GAAP Expenses	(1,492.2)	(1,011.2)	47.6%
[1] Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2020 and 2019, the amounts of R$74.2 million and R$29.8 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries as well as the recurrent quarterly provision and payroll taxes related to LTIP, including the update of our stock price and appreciation of the US$ dollar exchange rate.
[2] M&A expense: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions in the three months ended December 31, 2020, amounting to R$8.2 million. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.

4Q20 and Full Year Earnings Release	6

Cost of sales and services
Our Cost of sales and services amounted to R$1,153.1 million in the three months ended December 31, 2020, an increase of R$405.7 million, or 54.3%, from R$747.4 million in the three months ended December 31, 2019. As a percentage of the total of our Revenue from transaction activities and other services and our Revenue from sales, our Cost of sales and services increased 2.4 percentage points, to 78.3% in the three months ended December 31, 2020 from 75.9% in the three months ended December 31, 2019.
Within our Cost of sales and services line item, our cost of services, expressed as a percentage of our Revenue from transaction activities and other services, increased to 78.3% in the three months ended December 31, 2020 from 75.9% in the three months ended December 31, 2019, due to the implementation of our membership fee model for POS devices, under which all costs are classified as costs of services, instead of costs of sales, including maintenance of POS devices and freight, as explained below.
Starting on September 1, 2019, instead of selling our POS devices to our clients, we began to charge a non-refundable set-up fee for the use of our POS devices. Therefore, after September 1, 2019, we changed the way we provide POS devices to our clients. The introduction of this membership fee model impacted our Cost of sales and services in the following ways in the three-month periods ended December 31, 2020 and 2019:
i) we incurred ICMS and PIS/COFINS taxes in the amount of R$3.5 million in the three-month period ended December 31, 2020, compared to R$40.4 million in the three-month period ended December 31, 2019; this decrease was mainly due to the fact that in 4Q20 we bought POS devices directly through PagSeguro while in 2019 we incurred ICMS and PIS/COFINS taxes on the transfer of inventory from Net+Phone (a PagSeguro subsidiary) to PagSeguro, ii) as a result of our reclassification of the POS devices from inventory to fixed assets, we began to depreciate the POS devices, with our depreciation related to the POS devices in the three months ended December 31, 2020, amounting to R$73.0 million, compared to R$12.8 million in the three-month period ended December 31, 2019, and iii) as a result of our reclassification of certain costs of sales to costs of services, such as maintenance of POS devices and freight, in the three-month period ended December 31, 2020, our costs of services increased by R$58.8 million, compared to R$9.5 million in the three-month period ended December 31, 2019.
Additionally, in the three-month period ended December 31, 2020, (i) the interchange costs paid to card issuers amounted to R$535.6 million, compared to R$401.5 million in the three-month period ended December 31, 2019, an increase of R$134.1 million, and (ii) the costs related to card scheme fees in the three-month period ended December 31, 2020 amounted to R$132.5 million, compared to R$90.9 million in the three-month period ended December 31, 2019, an increase of R$41.6 million. These increases in costs relating to interchange with card issuers and card scheme fees are mainly related to our higher TPV and, consequently, our increase in revenues from transactions and other services.
In the three months ended December 31, 2020, our non-GAAP Cost of sales and services amounted to R$1,142.8 million (reflecting the exclusion of the LTIP adjustment of R$10.3 million in the three months ended December 31, 2020), an increase of R$399.7 million, or 53.8%, from R$743.1 million in the three months ended December 31, 2019 (reflecting the exclusion of the LTIP adjustment of R$4.3 million in the three months ended December 31, 2019). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see pages 20 and 21 of this earnings release.

4Q20 and Full Year Earnings Release	7

Selling expenses
Our Selling expenses amounted to R$165.6 million in the three months ended December 31, 2020, a decrease of R$21.0 million, or 11.3%, from R$186.6 million in the three months ended December 31, 2019. As a percentage of our Total revenue and income, our Selling expenses decreased by 3.9 percentage points, to 7.9%, in the three months ended December 31, 2020, from 11.8% in the three months ended December 31, 2019. This decrease in our Selling expenses as a percentage of our Total revenue and income was mainly due to lower marketing expenses in the three months ended December 31, 2020.
For the three months ended December 31, 2020, our non-GAAP Selling expenses amounted to R$164.9 million (reflecting the exclusion of the LTIP adjustment of R$0.7 million in the three months ended December 31, 2020), a decrease of R$21.7 million, or 11.6%, from R$186.6 million in the three months ended December 31, 2019. For a reconciliation of our non-GAAP Selling expenses to our Selling expenses, see pages 20 and 21 of this earnings release.
Administrative expenses
Our Administrative expenses amounted to R$186.7 million in the three months ended December 31, 2020, an increase of R$96.2 million, or 106.3%, from R$90.5 million in the three months ended December 31, 2019. As a percentage of our Total revenue and income, our Administrative expenses increased by 3.2 percentage points, to 8.9% in the three months ended December 31, 2020 from 5.7% in the three months ended December 31, 2019. This increase was mainly due to an increase in our Share based long term incentive plan (LTIP) expenses in the amount of R$63.2 million in the three months ended December 31, 2020, an increase of R$37.7 million, from R$25.5 million in the three months ended December 31, 2019, the M&A expenses incurred in three months ended December 31, 2020 in the amount of R$8.2 million and the recognition of employee’s profit sharing.
For the three months ended December 31, 2020 our non-GAAP Administrative expenses amounted to R$115.3 million, an increase of R$50.3 million, or 77.4%, from R$65.0 in the three months ended December 31, 2019, which figures exclude the LTIP adjustment of R$63.2 million in the three months ended December 31, 2020 and R$25.5 in the three months ended December 31, 2019 and exclude the M&A expenses of R$8.2 million in the three months ended December 31, 2020. As a percentage of our Total revenue and income, our non-GAAP Administrative expenses were 5.5% in the three months ended December 31, 2020, compared to 4.1% in the three months ended December 31, 2019. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see pages 20 and 21 of this earnings release.
Financial expenses
Our Financial expenses amounted to R$29.5 million in the three months ended December 31, 2020, an increase of R$5.9 million, or 25.0%, from expenses of R$23.6 million in the three months ended December 31, 2019. This increase in our Financial expenses expressed as a percentage of our Financial income was mainly driven by the accrual of interest related to Certificates of Deposits issued in 2020.

4Q20 and Full Year Earnings Release	8

Other income (expenses), net
Our Other income (expenses), net recorded expense of R$39.7 million in the three months ended December 31, 2020 an increase of R$46.8 million, or 659.2%, from income of R$7.1 million in the three months ended December 31, 2019. This increase in our expenses was mainly driven by the accrual of contingencies and legal matters and disposals of fixed and intangible assets.
Profit before income taxes
Our Profit before income taxes amounted to R$513.9 million in the three months ended December 31, 2020, a decrease of R$20.0 million, or 3.7%, from R$533.9 million in the three months ended December 31, 2019.
Our non-GAAP Profit before income taxes amounted to R$596.3 million in the three months ended December 31, 2020, an increase of R$32.6 million, or 5.8%, from R$563.7 million in the three months ended December 31, 2019. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see page 20 and 21 of this earnings release.
Income tax and social contribution
Income tax and social contribution amounted to an expense of R$138.3 million in the three months ended December 31, 2020, a decrease of R$3.7 million, or 2.6%, compared to R$142.0 million in the three months ended December 31, 2019. This item consists of current income tax and social contribution and deferred income tax and social contribution.
Our effective tax rate increased by 0.3 percentage points to 26.9% in the three months ended December 31, 2020 from 26.6% in the three months ended December 31, 2019. In both periods, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.
Our non-GAAP income tax and social contribution expense for the three months ended December 31, 2020 amounted to R$166.3 million, an increase of R$14.2 million, or 9.3%, compared to R$152.1 million in the three months ended December 31, 2019.
The effective tax rate on our non-GAAP income tax and social contribution increased by 0.9 percentage points to 27.9% in the three months ended December 31, 2020, from 27.0% in the three months ended December 31, 2019. The difference of 1.0 percentage points between the non-GAAP effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was the same explained above in our GAAP measures and the effect of non-GAAP adjustments.

Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution (R$ million):	For the three months ended December 31, 2020	For the three months ended December 31, 2019	Var.%

Income tax and social contribution	(138.3)	(142.0)	(2.6)%
(-) Income tax and social contribution on Non-GAAP adjustments [1]	(28.0)	(10.1)	177.2%
Non-GAAP Income tax and social contribution	(166.3)	(152.1)	9.3%
[1] Income tax and social contribution on non-GAAP adjustment: the amounts of R$28.0 million and R$10.1 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

4Q20 and Full Year Earnings Release	9

Net income for the period
Our Net income for the period in the three months ended December 31, 2020 amounted to R$375.6 million, a decrease of R$16.3 million, or 4.2%, from R$391.9 million in the three months ended December 31, 2019.
As a percentage of our Total revenue and income, our Net income for the period decreased by 6.9 percentage points, to 18.0% in the three months ended December 31, 2020 compared to 24.9% in the three months ended December 31, 2019.
Our non-GAAP Net income for the three months ended December 31, 2020 amounted to R$430.0 million, an increase of R$18.4 million, or 4.5%, from R$411.6 in the three months ended December 31, 2019, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to Non-GAAP Net Income (R$ million):	For the three months ended December 31, 2020	For the three months ended December 31, 2019	Var.%

Net Income	375.6	391.9	(4.1)%
Share-based long-term incentive plan (LTIP) [1]	74.2	29.8	149.1%
M&A expenses [2]	8.2	—	100%
Income tax on non-GAAP adjustments [3]	(28.0)	(10.1)	177.2%
Total non-GAAP net income adjustments	54.4	19.7	176.2%
Non-GAAP Net Income	430.0	411.6	4.5%
[1] Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended December 31, 2020 and 2019, the amounts of R$74.2 million and R$29.8 million, respectively, were mainly related to new shares issued to preexisting LTIP beneficiaries as well as the recurrent quarterly provision and payroll taxes related to LTIP, including the update of our stock price and appreciation of the US$ dollar exchange rate.
[2] M&A expenses: This consists of expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions in the three months ended December 31, 2020, amounting to R$8.2 million. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
[3] Income tax and social contribution on non-GAAP adjustment: In the three months ended December 31, 2020 and 2019, the amounts of R$28.0 million and R$10.1 million, respectively, consist of income tax at the rate of 34% calculated on the non-GAAP adjustments.

4Q20 and Full Year Earnings Release	10

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure, our Adjusted EBITDA in the three months ended December 31, 2020 amounted to R$726.2 million, an increase of R$141.5 million, or 24.2%, from R$584.7 million in the three months ended December 31, 2019, which is calculated using Net income and adding (i) income tax and social contribution, (ii) depreciation and amortization, (iii) financial expenses, less other financial income and (iv) Total Non-GAAP expenses to reflect stock-based compensation expenses and M&A Expenses.
The increase is mainly related to depreciation and amortization, which in the three months ended December 31, 2020 amounted to R$133.8 million, an increase of R$87.8 million, or 190.2%, from R$46.1 million in the three months ended December 31, 2019, this increase was explained by the adoption of membership fee model, as a result of our reclassification of the POS devices from inventory to fixed assets and the acquisitions of POS devices in the period, additionally to the increase of compensation expenses and M&A Expenses incurred. Below the reconciliation from Net Income to Adjusted EBITDA.

Reconciliation of Net Income to Adjusted EBITDA (R$ million):	For the three months ended December 31, 2020	For the three months ended December 31, 2019	Var.%
Net Income	375.6	391.9	(4.2)%
(+) Income tax and social contribution	138.3	142.0	(2.6)%
(+) Depreciation and amortization	133.8	46.1	190.2%
(-) Other Financial income	(3.9)	(25.1)	(84.5)%
(+) Non-GAAP Total expenses adjustments (1)	82.4	29.8	176.5%
Adjusted EBITDA	726.2	584.7	24.2%

(1)
Non-GAAP total expenses excludes: Stock-based compensation expenses in the total amount of R$74.2 million (R$29.8 million in the three months ended December 31, 2019), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business and excludes expenses for M&A transactions, including, among others, expenses for external consulting, accounting and legal services in connection with due diligence and negotiating M&A documentation for our acquisitions in the three months ended December 31, 2020, amounting to R$8.2 million. We exclude M&A expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.

4Q20 and Full Year Earnings Release	11

II - Cash Flow
Our Cash and cash equivalents at the beginning of the twelve months ended December 31, 2020 amounted to R$1,404.0 million.
Our Profit before income taxes in the twelve months ended December 31, 2020 was R$1,774.7 million.
The adjustments for revenue, income and expenses recorded in our statement of income in the twelve months ended December 31, 2020 but which did not affect our cash flows totaled the positive amount of R$728.1 million, mainly due to R$122.9 million of Share-based long-term incentive plan (LTIP) expenses, R$288.3 million in Chargebacks, R$376.3 million of Depreciation and amortization recorded in our statement of income and R$84.3 million of Reversal of taxes and contributions. LTIP expenses relate to equity awards under our LTIP, Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud and delinquency on unsecured loans.
The adjustments for changes in our operating assets and liabilities in the twelve months ended December 31, 2020 amounted to negative cash flow of R$570.5 million:
•Accounts receivable item, mainly related to receivables derived from transactions where we act as the financial intermediary in operations with the issuing banks, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$16,076.5 million on December 31, 2020 compared to R$10,507.1 million at year-end 2019) excluding interest income received in cash and Chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented negative cash flow of R$5,586.9 million in the twelve months ended December 31, 2020.
•Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$10,101.5 million on December 31, 2020 compared to R$5,326.3 million at year-end 2019). Payables to third parties represented positive cash flow of R$4,173.3 million in the twelve months ended December 31, 2020.
•Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item mainly with UOL of Current Liabilities on our balance sheet (R$58.4 million on December 31, 2020 compared to R$22.2 million at year-end 2019). Receivables from (payables to) related parties represented positive cash flow of R$38.3 million in the twelve months ended December 31, 2020.
•Salaries and social charges item consists of the amounts that were recorded on our statement of income, but which remained unpaid at the end of the period. This item represented positive cash flow of R$7.6 million in the twelve months ended December 31, 2020 as we changed our employees’ pay day from the fifth day of the following month to the last day of the current month.
•Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$335.5 million on December 31, 2020 compared to R$256.3 million at year-end 2019). Trade payables represented positive cash flow of R$72.3 million in the twelve months ended December 31, 2020.
•Taxes and contributions item consists of sales taxes (ISS, ICMS, PIS and COFINS). This item represented negative cash flow of R$34.4 million in the twelve months ended December 31, 2020.
•Financial investments (mandatory guarantee) item consists of the minimum amount that we need to maintain as required by the Brazilian Central Bank. This item represented a positive cash flow of R$43.2 million in the twelve months ended December 31, 2020.
•Taxes recoverable item consists of withholding taxes and recoverable taxes on transaction activities and other services and purchase of POS devices. This item represented negative cash flow of R$206.2 million in the twelve months ended December 31, 2020, mainly related to withholding taxes from FIDC quotas redeemed in 2020.
•Deposits item consists of issued certificates of deposit, excluding paid interest income, which are presented separately in the statement of cash flows. This item represented a positive cash flow of R$758.0 million in the twelve months ended December 31, 2020.

4Q20 and Full Year Earnings Release	12

We paid income tax and social contribution in cash totaling R$46.4 million and recorded positive cash flow of R$266.7 million related to interest income received in cash in the twelve months ended December 31, 2020.
As a result of the above, our Net Cash generated by operating activities in the twelve months ended December 31, 2020 totaled R$2,152.7 million.
Net cash used in investing activities in the twelve months ended December 31, 2020 totaled R$1,861.5 million. This amount consisted of R$523.8 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, R$1,522.8 million in purchases of property and equipment, mainly related to POS device purchases, R$530.7 million related to the redemption of financial investments and R$345.6 million related to acquisition of companies, which are mainly related to the acquisition of MOIP.
Cash flows used in financing activities in the twelve months ended December 31, 2020 totaled R$55.1 million. This amount consisted of R$44.8 million in acquisition of treasury shares and the withdrawal of R$10.3 million in third party capital of FIDC.
After accounting for the total increase in Cash and cash equivalents of R$236.1 million discussed above, our Cash and cash equivalents on December 31, 2020 amounted to R$1,640.1 million.

4Q20 and Full Year Earnings Release	13

Earnings webcast
PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on February 25, 2021 at 5:00 pm ET.
Event Details
HD Web Phone: Click here
Dial–in (Brazil): +55 (11) 4210-1803 or +55 11 3181-8565.
Dial–in (US and other countries): +1 (412) 717-9627 or +1 (844) 204-8942
Password: PagSeguro
Webcast: http://choruscall.websiteseguro.com/pagseguro/4q20.htm
About PagSeguro:
PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:
•Multiple digital banking solutions
•In-store and online payments
•Free digital account to its consumers and merchants with functionalities such as bill payments, top ups, free wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, credit cards, loans, investments, QR code and NFC payments, payroll portability, and super app features, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Operate as a Full acquirer
PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524 / 9403
ir@pagseguro.com
investors.pagseguro.com

4Q20 and Full Year Earnings Release	14

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

4Q20 and Full Year Earnings Release	15

QUARTERLY CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended December 31, 2020	Three months ended December 31, 2019	%
	(Amounts expressed in R$ millions)

Revenue from transaction activities and other services	1,473.5	984.8	49.6%
Revenue from sales	—	—	—
Financial income	611.1	565.0	8.2%
Other financial income	3.9	25.1	(84.5)%

Total revenue and income	2,088.5	1,574.9	32.6%

Cost of sales and services	(1,153.1)	(747.4)	54.3%
Selling expenses	(165.6)	(186.6)	(11.3)%
Administrative expenses	(186.7)	(90.5)	106.3%
Financial expenses	(29.5)	(23.6)	25.0%
Other income (expenses), net	(39.7)	7.1	(659.2)%

PROFIT BEFORE INCOME TAXES	513.9	533.9	(3.7)%

Current income tax and social contribution	(27.7)	14.5	(291.0)%
Deferred income tax and social contribution result	(110.5)	(156.5)	(29.4)%

INCOME TAX AND SOCIAL CONTRIBUTION	(138.3)	(142.0)	(2.6)%

NET INCOME FOR THE PERIOD	375.6	391.9	(4.2)%
Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended December 31, 2020	Three months ended December 31, 2019
	(Amounts expressed in R$ thousands, except share quantities and amounts per share)
Net income attributable to:
Owners of the Company	375,546	391,642
Non-controlling interests	95	300
Weighted average number of outstanding common shares	329,292,240	328,169,609
Weighted average number of common shares diluted	329,814,176	329,259,656
Basic earnings per common share - R$	1.1405	1.1934
Diluted earnings per common share - R$	1.1387	1.1895

Net income Non-GAAP	429,950	411,325
Weighted average number of outstanding common shares	329,292,240	328,169,609
Weighted average number of common shares diluted	329,814,176	329,259,656
Non-GAAP Basic earnings per common share - R$	1.3057	1.2534
Non-GAAP Diluted earnings per common share - R$	1.3036	1.2492

4Q20 and Full Year Earnings Release	16

FULL YEAR CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31, 2020	Year ended December 31, 2019	%
	(Amounts expressed in R$ millions)

Net revenue from transaction activities and other services	4,508.7	3,376.1	33.5%
Net revenue from sales	—	174.2	(100.0)%
Financial income	2,177.4	2,030.5	7.2%
Other financial income	128.6	126.4	1.7%

Total revenue and income	6,814.7	5,707.2	19.4%

Cost of sales and services	(3,772.3)	(2,762.1)	36.6%
Selling expenses	(617.5)	(565.2)	9.3%
Administrative expenses	(563.9)	(427.4)	31.9%
Financial expenses	(109.2)	(38.1)	186.4%
Other expenses, net	22.9	(1.9)	(1299.7)%

PROFIT BEFORE INCOME TAXES	1,774.7	1,912.5	(7.2)%

Current income tax and social contribution	(62.8)	(24.5)	156.8%
Deferred income tax and social contribution result	(419.6)	(521.0)	(19.5)%

INCOME TAX AND SOCIAL CONTRIBUTION	(482.4)	(545.5)	(11.6)%

NET INCOME FOR THE YEAR	1,292.3	1,367.0	(5.5)%
Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Year ended December 31, 2020	Year ended December 31, 2019
	(Amounts expressed in R$ thousands, except share quantities and amounts per share )
Net income attributable to:
Owners of the Company	1,291,658	1,365,597
Non-controlling interests	642	1,428
Weighted average number of outstanding common shares	329,292,240	328,169,609
Weighted average number of common shares diluted	329,814,176	329,259,656
Basic earnings per common share - R$	3,9225	4,1613
Diluted earnings per common share - R$	3,9163	4,1475

Net income Non-GAAP	1,433,703	1,468,680
Weighted average number of outstanding common shares	329,292,240	328,169,609
Weighted average number of common shares diluted	329,814,176	329,259,656
Non-GAAP Basic earnings per common share - R$	4.3539	4.4754
Non-GAAP Diluted earnings per common share - R$	4.3470	4.4606

4Q20 and Full Year Earnings Release	17

CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020	As of December 31, 2019
	(Amounts expressed in R$ thousands)

Cash and cash equivalents	1,640,065	1,403,955
Financial investments	979,837	1,349,666
Accounts receivable	16,042,970	10,477,179
Inventories	30,429	61,936
Taxes recoverable	388,975	171,561
Other receivables	164,805	84,099
Total current assets	19,247,081	13,548,396

Judicial deposits	7,449	5,651
Accounts receivable	33,570	29,943
Deferred income tax and social contribution	83,296	—
Prepaid expenses	10,293	7,215
Investment	16,400	1,500
Property and equipment	1,802,613	399,990
Intangible assets	1,123,620	589,553
Total non-current assets	3,077,241	1,033,852

TOTAL ASSETS	22,324,322	14,582,248

Payables to third parties	10,101,510	5,326,290
Trade payables	335,539	256,281
Payables to related parties	58,336	22,187
Deposits	571,996	—
Salaries and social charges	175,198	106,812
Taxes and contributions	26,042	124,004
Provision for contingencies	17,063	11,849
Deferred revenue	186,219	42,525
Other liabilities	102,572	3,115
Total current liabilities	11,574,475	5,893,063

Deferred income tax and social contribution	1,132,595	630,950
Deposits	194,090	—
Provision for contingencies	11,741	—
Deferred revenue	27,336	26,025
Other liabilities	56,626	17,262
Total non-current liabilities	1,422,388	674,237

Share capital	26	26
Capital reserve	5,784,288	5,781,503
Other comprehensive income	491	(190)
Equity valuation adjustments	(22,372)	(22,372)
Retained earnings	3,566,522	2,274,864
Treasury shares	(13,609)	(41,267)
	9,315,346	7,992,564

Non-controlling interests	12,113	22,384

Total equity	9,327,459	8,014,948

TOTAL LIABILITIES AND EQUITY	22,324,322	14,582,248

4Q20 and Full Year Earnings Release	18

CONSOLIDATED CASH FLOWS STATEMENT

	Year ended December 31, 2020	Year ended December 31, 2019
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	1,774,691	1,912,539
Expenses (revenues) not affecting cash:
Depreciation and amortization	376,335	128,348
Chargebacks	288,309	200,633
Accrual of provision for contingencies	6,409	8,227
Reversal of taxes and contributions	(84,294)	—
Share based long term incentive plan (LTIP)	122,870	93,369
Other financial cost, net	18,503	(105,366)

Changes in operating assets and liabilities
Accounts receivable	(5,586,919)	(3,125,537)
Financial investments (mandatory guarantee)	43,229	(161,426)
Inventories	31,602	14,216
Taxes recoverable	(206,221)	(22,386)
Other receivables	(78,745)	(68,008)
Deferred revenue	145,005	68,550
Other liabilities	67,668	(7,923)
Payables to third parties	4,173,264	1,002,092
Trade payables	72,328	89,962
Receivables from (payables to) related parties	38,250	(8,610)
Deposits	758,003	—
Salaries and social charges	7,605	32,866
Taxes and contributions	(34,438)	(1,475)
Provision for contingencies	(1,127)	(4,822)

	1,932,327	45,249

Income tax and social contribution paid	(46,384)	(88,184)
Interest income received	266,719	522,542

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,152,662	479,607

CASH FLOWS FROM INVESTING ACTIVITIES

Amount paid on acquisitions, net of cash acquired	(345,603)	(17,739)
Purchases of property and equipment	(1,522,769)	(328,326)
Purchases and development of intangible assets	(523,785)	(365,068)
Acquisition of financial investments	—	(1,109,619)
Redemption of financial investments	530,667	—

NET CASH USED IN INVESTING ACTIVITIES	(1,861,489)	(1,820,752)

CASH FLOWS FROM FINANCING ACTIVITIES

Acquisition of treasury shares	(44,774)	(1,735)
Transaction with non-controlling interest	—	(15,992)
Capital increase by non-controlling shareholders	(10,289)	(223)

NET CASH USED IN FINANCING ACTIVITIES	(55,063)	(17,950)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	236,110	(1,359,095)
Cash and cash equivalents at the beginning of the year	1,403,955	2,763,050
Cash and cash equivalents at the end of the year	1,640,065	1,403,955

4Q20 and Full Year Earnings Release	19

QUARTERLY RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2019
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)

Total revenue and income	2,088.5	1,574.9
Non-GAAP total revenue and income	2,088.5	1,574.9

Total expenses	(1,574.6)	(1,041.0)
Less: Share-based long-term incentive plan (LTIP)	74.2	29.8
Less: M&A expenses	8.2	—
Non-GAAP total expenses (1)	(1,492.2)	(1,011.2)

Profit before income taxes	513.9	533.9
Plus: Total Non-GAAP adjustments	82.4	29.8
Non-GAAP profit before income taxes (2)	596.3	563.7

Income tax and social contribution	(138.3)	(142.0)
Less: Income tax and social contribution on non-GAAP adjustments	(28.0)	(10.1)
Non-GAAP deferred income tax (3)	(166.3)	(152.1)

Net income	375.6	391.9
Plus: Total Non-GAAP adjustments	54.4	19.7
Non-GAAP net income (4)	430.0	411.6

Basic earnings per common share - R$	1.1405	1.1934
Diluted earnings per common share - R$	1.1387	1.1895
Non-GAAP basic earnings per common share - R$ (5)	1.3057	1.2534
Non-GAAP diluted earnings per common share - R$ (5)	1.3036	1.2492

Reconciliation of Net income to Adjusted EBITDA (R$ million):	Three months ended December 31, 2020	Three months ended December 31, 2019	Var.%

Net Income	375.6	391.9	(4.2)%
(+) Income tax and social contribution	138.3	142.0	(2.6)%
(+) Depreciation and amortization	133.8	46.1	190.2%
(-) Other Financial income	(3.9)	(25.1)	(84.5)%
(+) Non-GAAP Total expenses adjustments (1)	82.4	29.8	176.5%
Adjusted EBITDA	726.2	584.7	24.2%

(1)
Non-GAAP total expenses excludes: Stock-based compensation expenses in the total amount of R$82.4 million (R$29.8 million in the three months ended December 31, 2019), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated mainly between Cost of sales and services, Selling expenses and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$1,153.1 million (R$747.4 million in the three months ended December 31, 2019) is adjusted by R$10.3 million (R$4.3 million in the three months ended December 31, 2019) resulting in non-GAAP Cost of sales and services of R$1,142.8 million (R$743.1 million in the three months ended December 31, 2019); Selling expenses in the amount of R$165.6 million (R$186.6 million in the three months ended December 31, 2019) is adjusted by R$0.7 million, resulting in non-GAAP Selling expenses of R$164.9 million (R$186.6 million in the three months ended December 31, 2019); and Administrative Expenses in the amount of R$186.7 million (R$90.5 million in the three months ended December 31, 2019) is adjusted by R$63.2 million (R$25.5 million in the three months ended December 31, 2019) and is additionally adjusted by R$8.2 million of M&A expenses resulting in non-GAAP Administrative expenses of R$115.3 million (R$65.0 million in the three months ended December 31, 2019).

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above for stock-based compensation expenses and M&A expenses.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.

4Q20 and Full Year Earnings Release	20

FULL YEAR RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(Amounts expressed in R$ millions, except amounts per share)	(Amounts expressed in R$ millions, except amounts per share)

Total revenue and income	6,814.7	5,707.2
Non-GAAP total revenue and income	6,814.7	5,707.2

Total expenses	(5,040.0)	(3,794.6)
Less: Share-based long-term incentive plan (LTIP)	207.0	156.2
Less: M&A expenses	8.2	—
Non-GAAP total expenses (1)	(4,824.8)	(3,638.4)

Profit before income taxes	1,774.7	1,912.5
Plus: Total Non-GAAP adjustments	215.2	156.2
Non-GAAP profit before income taxes (2)	1,989.8	2,068.8

Income tax and social contribution	(482.4)	(545.5)
Less: Income tax and social contribution on non-GAAP adjustments	(73.2)	(53.1)
Non-GAAP deferred income tax (3)	(555.5)	(598.6)

Net income	1,292.3	1,367.0
Plus: Total Non-GAAP adjustments	142.0	103.0
Non-GAAP net income (4)	1,434.3	1,470.1

Basic earnings per common share - R$	3.9225	4.1613
Diluted earnings per common share - R$	3.9163	4.1475
Non-GAAP basic earnings per common share - R$ (5)	4.3539	4.4754
Non-GAAP diluted earnings per common share - R$ (5)	4.3470	4.4606

Reconciliation of Net income to Adjusted EBITDA (R$ million):	Year ended December 31, 2020	Year ended December 31, 2019	Var.%

Net income	1,292.3	1,367.0	(5.5)%
(+) Income tax and social contribution	482.4	545.5	(11.6)%
(+) Depreciation and amortization	376.3	128.4	193.1%
(-) Other Financial income	(128.5)	(126.4)	1.7%
(+) Non-GAAP Total expenses adjustments (1)	215.2	156.2	37.8%
Adjusted EBITDA	2,237.7	2,070.7	8.1%

(1)
Non-GAAP total expenses excludes: Stock-based compensation expenses in the total amount of R$215.2 million (R$156.2 million in the year ended December 31, 2019), consisting of expenses for equity awards under our LTIP. We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated mainly between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$3,772.3 million (R$2.762.0 million in the year ended December 31, 2019) is adjusted by R$20.1 million (R$28.1 million in the year ended December 31, 2019) resulting in non-GAAP Cost of sales and services of R$3,752.2 million (R$2.733.9 million in the year ended December 31, 2019); Selling expenses in the amount of R$617.5 million (R$565.2 million in the year ended December 31, 2019) is adjusted by R$1.1 million, resulting in non-GAAP Selling expenses of R$616.4 million (R$186.6 million in the year ended December 31, 2019) and Administrative Expenses in the amount of R$563.9 million (R$427.4 million in the year ended December 31, 2019) is adjusted by R$185.8 million (R$128.1 million in the year ended December 31, 2019) and is additionally adjusted by R$8.2 million of M&A expenses resulting in non-GAAP Administrative expenses of R$369.9 million (R$299.2 million in the year ended December 31, 2019).

(2)	Non-GAAP profit before income taxes reflects the adjustments described in footnote (1) above for stock-based compensation expenses and M&A Expenses.
(3)	Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnote (1) above.
(4)	Non-GAAP net income reflects the sum of the adjustments described in footnotes (1) and (3) above.
(5)	Non-GAAP basic earnings per common share and non-GAAP diluted earnings per common share reflect the adjustments to non-GAAP net income, which is allocated in full to Equity holders of the parent.

4Q20 and Full Year Earnings Release	21

ACCOUNTING EFFECTS – MEMBERSHIP FEE

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	(Amounts expressed in R$ millions)

Revenue from transaction activities and other services	(127.7)	8.0
Revenue from sales	207.9	57.0
Financial income	—	—
Other financial Income	—	—
Total revenues and Income	80.2	49.0

Cost of sales and services	(266.3)	(126.7)
Selling expenses	—	—
Administrative expenses	—	—
Financial expenses	—	—
Other Income (expenses), net	—	—
Total costs and expenses	(266.3)	(126.7)
Profit before Income Taxes	(186.1)	(77.7)

Current income tax and social contribution	63.3	26.4
Deferred income tax and social contribution result	—	—

Net income	(122.8)	(51.3)

4Q20 and Full Year Earnings Release	22

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  February 25, 2021

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Co-Chief Financial and Investor Relations Officer

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Co-Chief Financial and Investor Relations Officer, Chief Accounting Officer